UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rosehill Resources Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

777385 105
(CUSIP Number)

Andrew Lapayowker Rosemore, Inc. 1 North Charles Street, 22nd Floor Baltimore, MD 21201 (410) 347-7080	Gregory R. Dow KLR Energy Sponsor, LLC 811 Main Street, 18th Floor Houston, Texas 77002 (713) 654-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777385 105

1	Name of Reporting Person Rosemore, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 750,000*
	10	Shared Dispositive Power 36,159,518*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.6%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.

(1)	Based on 44,325,875 shares of Class A Common Stock deemed to be outstanding, including (i) 5,962,245 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema Oil and Gas Company (“Tema”), (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore, Inc. (“Rosemore”), (v) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Rosemore Holdings, Inc. (“RHoldings”), (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Group Investments, LLC (“KLR Investments”), and (vii) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Tema Oil and Gas Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 33,807,692*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.6%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.

(1)	Based on 44,325,875 shares of Class A Common Stock deemed to be outstanding, including (i) 5,962,245 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore, (v) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vii) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Rosemore Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 1,601,826*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.6%(1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.

(1)	Based on 44,325,875 shares of Class A Common Stock deemed to be outstanding, including (i) 5,962,245 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore, (v) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vii) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person KLR Energy Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 926,020*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.6%(1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.

(1)	Based on 44,325,875 shares of Class A Common Stock deemed to be outstanding, including (i) 5,962,245 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore, (v) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vii) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person KLR Group Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 3,544,733*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.6%(1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.

(1)	Based on 44,325,875 shares of Class A Common Stock deemed to be outstanding, including (i) 5,962,245 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore, (v) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vii) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

CUSIP: 777385 105

1	Name of Reporting Person KLR Group Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐ Nevada
6	Citizenship or Place of Organization
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 3,544,733*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.6%(1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.

(1)	Based on 44,325,875 shares of Class A Common Stock deemed to be outstanding, including (i) 5,962,245 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore, (v) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vii) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Edward Kovalik
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,611*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 17,611*
	10	Shared Dispositive Power 3,544,733*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.6%(1)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

(1)	Based on 44,325,875 shares of Class A Common Stock deemed to be outstanding, including (i) 5,962,245 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore, (v) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vii) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

Introductory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 8, 2017 (the “Original Schedule 13D”). The purpose of this Amendment is to update the ownership of KLR Energy Sponsor, LLC (“Sponsor”) and certain other Reporting Persons in connection with a pro-rata, in-kind distribution by Sponsor of 1,845,892 shares of Class A Common Stock, 7,113,150 warrants and 2,277 shares of the Series A Preferred Stock to its members on November 8, 2017. As a result of said distribution, each of Sponsor and KLR Investments, KLR Holdings and Edward Kovalik decreased their beneficial ownership of the Company as set forth in more detail in Item 5 of this Amendment. Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D.

Item 1.	Security and Issuer

This Amendment relates to (i) Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rosehill Resources Inc., a Delaware corporation (the “Issuer” or the “Company”), (ii) Class B Common Stock, par value $0.0001 per share, of the Issuer (“Class B Common Stock”), which, together with the common units (“Rosehill Operating Common Units”) of Rosehill Operating Company, LLC (“Rosehill Operating”), a subsidiary of the Issuer, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to the terms of the A&R LLC Agreement (as defined below), (iii) 8.000% Series A Cumulative Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) of the Issuer, which may be converted into shares of the Issuer’s Class A Common Stock upon the terms of the Certificate of Designations (as defined herein) and (iv) warrants of the Issuer, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share (the “warrants”). The address of the Issuer’s principal executive offices is 16200 Park Row, Suite 300, Houston, Texas, 77084.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

Edward Kovalik Shares

On July 19, 2017 Edward Kovalik obtained 17,611 shares of Class A Common Stock as an equity award for his services as a director.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

Rosemore is the record owner of 750,000 warrants, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. RHoldings is the record owner of 18,421 shares of Series A Preferred Stock, which may initially be converted into 1,601,826 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Tema is the record owner of (i) 4,000,000 warrants, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, and (ii) 29,807,692 shares of Class B Common Stock, which, together with the Rosehill Operating Common Units, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to the terms of the A&R LLC Agreement. Tema and RHoldings are each direct, wholly-owned subsidiaries of Rosemore.

Edward Kovalik is the record owner of 17,611 shares of Class A Common Stock. KLR Investments is the record owner of (i) 414,601 shares of Class A Common Stock, (ii) 2,118,547 warrants and (iii) 984 shares of Series A Preferred Stock, which may initially be converted into 85,565 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Sponsor is the record owner of 926,020 shares of Class A Common Stock. KLR Investments is the managing member of Sponsor. Mr. Kovalik is the Chief Executive Officer and Managing Partner of KLR Group, LLC and the managing member of KLR Holdings, which owns 100% of KLR Investments.

Because of the relationship between Sponsor and Tema as a result of the SHRRA, each Reporting Person may be deemed to beneficially own 39,721,862 shares of Class A Common Stock. Each Reporting Person disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

The aggregate percent of Class A Common Stock beneficially owned by the Reporting Persons is based on 44,325,875 shares of Class A Common Stock deemed to be outstanding, including (i) 5,962,245 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,000,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 750,000 shares of Class A Common Stock issuable upon exercise of warrants held by Rosemore, (v) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by RHoldings, (vi) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vii) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments.

To the knowledge of the Reporting Persons, the executive officers and directors of Rosemore, Tema and RHoldings have no beneficial ownership of Class A Common Stock other than Frank Rosenberg and William E. Mayer, who each own 17,611 shares of Class A Common Stock.

To the knowledge of the Reporting Persons, the manager or executive officers of Sponsor, KLR Holdings and KLR Investments have no beneficial ownership of Class A Common Stock other than Kovalik and Gregory R. Dow, who respectively own 17,611 and 40,000 shares of Class A Common Stock.

(c) Except for the distribution of securities by Sponsor described in the Introductory Note hereto, and incorporated herein by reference, none of the Reporting Persons has engaged in any transactions in the Issuer’s securities during the past 60 days.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (in the case of Rosemore, Tema and RHoldings) or manager or executive officer (in the case of Sponsor, KLR Holdings and KLR Investments) of any of the Reporting Persons in securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 27, 2017, the Issuer consummated a business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated as of December 20, 2016, by and between the Issuer and Tema. In connection with the Business Combination, Tema, Sponsor and the Issuer entered into a Shareholders’ and Registration Rights Agreement (the “SHRRA”). The members of Sponsor to whom securities were distributed are bound by the transfer restrictions set forth in the SHRRA. Therefore, such members of Sponsor may not transfer the securities they received in the distribution by Sponsor in contravention of the SHRRA. This description of the SHRRA does not purport to be complete and is qualified in its entirety by reference to the SHRRA, a copy of which is attached as Exhibit 99.3 to the Original Schedule 13D and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D filed on May 8, 2017 by the Reporting Persons)..

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017		TEMA OIL AND GAS COMPANY

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President

ROSEMORE HOLDINGS, INC.

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President and CEO

ROSEMORE, INC.

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President and CEO

KLR ENERGY SPONSOR, LLC

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik
	Title:	Manager

KLR GROUP INVESTMENTS, LLC

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik
	Title:	Manager

KLR GROUP HOLDINGS, LLC

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik
	Title:	Chief Executive Officer

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik

Schedule A

DIRECTORS, EXECUTIVE OFFICERS, MANAGER, AND MANAGING MEMBERS
OF THE REPORTING PERSONS

ROSEMORE, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days
Henry A. Rosenberg, Jr. (Co-Chair of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President & CEO, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Sr. VP, CFO, Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Lisa J. Davidson (Vice President, Director)	Rosemore, Inc.	USA	None

Jeffrey A. Hoffberger (Vice President, Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	(see below)	USA	None

Andrew Lapayowker (General Counsel, Secretary)	Rosemore, Inc.	USA	None

Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

William E. Mayer (Director)	Park Avenue Equity Partners, which is a private equity firm, at 1 East 52nd Street, 3rd Floor, New York, New York 10022	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

Frank B. Rosenberg (Co-Chair of Board, Executive Vice President, Director)	Rosemore, Inc.	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name, and their principal business address is the address of Rosemore, Inc. provided above.

TEMA OIL AND GAS COMPANY

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days
Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None

Frank B. Rosenberg (Director)	Rosemore, Inc.	USA	None

Tommie E. Yates (Director)	Retired	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name in the Rosemore, Inc. table above, and their principal business address is the address of Rosemore, Inc. provided above.

ROSEMORE HOLDINGS, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days
Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President and CEO, Director)	Rosemore, Inc.	USA	None

Frank B. Rosenberg (Executive VP, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None

Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	Lawyer, Partner at Baker, Donelson, Bearman, Caldwell & Berkowitz, PC at 1401 H Street, NW, Suite 500, Washington, D.C. 20005	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

KLR ENERGY SPONSOR, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days
Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP INVESTMENTS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days
Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP HOLDINGS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days
Edward Kovalik (Chief Executive Officer)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None